Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

EPIQ SYSTEMS, INC.

(In Thousands, except for Ratio)

		Year Ended December 31,
	Three months ended March 31, 2012	2011	2010	2009	2008	2007
Earnings
Net income	$2,039	$12,080	$13,929	$14,595	$13,836	$6,929
Income tax expense	711	8,827	12,641	12,266	10,507	4,066
Fixed charges	3,740	9,651	5,335	4,023	3,505	13,882
Earnings available for fixed charges	6,490	30,558	31,905	30,884	27,848	24,877

Fixed Charges
Interest expense *	2,547	5,204	1,537	1,160	1,331	10,980
Amortization of deferred loan charges	179	640	393	314	426	993
Estimated interest expense in leases	1,014	3,807	3,405	2,549	1,748	1,909
Total fixed charges	$3,740	$9,651	$5,335	$4,023	$3,505	$13,882

Ratio of Earnings to Fixed Charges	1.7	3.2	6.0	7.7	7.9	1.8

* Interest included in fixed charges includes only interest on third party indebtedness and, accordingly, we have excluded accrued interest expense related to uncertain tax positions.